Exhibit 99.2

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2014 and 2013 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of March 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” endorsed by the Financial Supervisory Commission of the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

May 13, 2014

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2014 (Reviewed)		December 31, 2013 (Audited)		March 31, 2013 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$18,985,956	5	$14,585,105	3	$35,065,755	8
Financial assets at fair value through profit or loss (Note 7)	58	—	337	—	923	—
Available-for-sale financial assets (Note 8)	—	—	24,267	—	3,059,523	—
Held-to-maturity financial assets (Note 9)	4,312,712	1	4,264,104	1	3,947,320	1
Trade notes and accounts receivable, net (Note 11)	22,987,820	5	22,900,902	5	25,835,326	6
Accounts receivable from related parties (Note 38)	62,019	—	69,304	—	40,949	—
Inventories (Notes 12 and 39)	8,943,748	2	7,848,087	2	8,265,018	2
Prepayments (Notes 13 and 38)	5,351,072	1	2,224,130	1	5,401,862	1
Other current monetary assets (Note 14)	4,621,528	1	4,636,305	1	21,838,254	5
Other current assets (Note 20)	4,011,866	1	3,960,798	1	4,336,342	1

Total current assets	69,276,779	16	60,513,339	14	107,791,272	24

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	2,782,364	1	3,046,182	1	3,177,863	1
Financial assets carried at cost (Note 15)	2,449,370	—	2,423,646	—	2,461,297	1
Held-to-maturity financial assets (Note 9)	6,796,169	1	7,501,743	2	11,135,382	3
Investments accounted for using equity method (Note 16)	2,770,152	1	2,562,293	—	2,057,719	—
Property, plant and equipment (Notes 17, 38 and 39)	299,083,643	67	302,714,116	69	295,839,268	66

Investment properties (Note 18)	8,013,889	2	8,018,031	2	7,784,753	2
Intangible assets (Note 19)	44,133,669	10	44,398,888	10	5,623,235	1
Deferred income tax assets	1,722,465	—	1,515,408	—	1,325,498	—
Prepayments (Notes 13 and 38)	3,590,050	1	3,608,487	1	3,520,079	1
Other noncurrent assets (Notes 20 and 39)	5,058,850	1	4,882,974	1	4,648,464	1

Total noncurrent assets	376,400,621	84	380,671,768	86	337,573,558	76

TOTAL	$445,677,400	100	$441,185,107	100	$445,364,830	100

	March 31, 2014 (Reviewed)		December 31, 2013 (Audited)		March 31, 2013 (Reviewed)
	Amount	%	Amount	%	Amount	%

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 21)	$304,357	—	$254,357	—	$155,873	—
Financial liabilities at fair value through profit or loss (Note 7)	771	—	246	—	84	—
Hedging derivative liabilities (Note 10)	—	—	—	—	42,076	—
Trade notes and accounts payable (Note 23)	12,354,805	3	15,589,108	4	10,855,028	3
Payables to related parties (Note 38)	502,784	—	556,809	—	533,066	—
Current tax liabilities	6,267,318	2	4,144,076	1	5,244,582	1
Other payables (Note 24)	22,331,388	5	26,791,769	6	22,600,694	5
Provisions (Note 25)	143,358	—	129,341	—	245,050	—
Advance receipts (Note 26)	9,394,148	2	9,463,535	2	10,564,460	2
Current portion of long-term loans (Note 22)	300,000	—	300,000	—	—	—
Other current liabilities	1,602,177	—	1,598,017	—	1,563,199	—

Total current liabilities	53,201,106	12	58,827,258	13	51,804,112	11

NONCURRENT LIABILITIES
Long-term loans (Notes 22 and 39)	1,400,000	1	1,400,000	1	1,750,000	1
Deferred income taxes liabilities	100,907	—	101,379	—	107,636	—
Provisions (Note 25)	118,987	—	123,464	—	69,471	—
Customers’ deposits (Note 38)	4,755,169	1	4,834,580	1	4,845,745	1
Accrued pension liabilities	5,616,394	1	5,519,103	1	4,700,658	1
Deferred revenue	3,615,031	1	3,700,949	1	3,839,872	1
Other noncurrent liabilities	1,352,445	—	1,334,220	—	1,311,481	—

Total noncurrent liabilities	16,958,933	4	17,013,695	4	16,624,863	4

Total liabilities	70,160,039	16	75,840,953	17	68,428,975	15

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Note 28)
Common stock	77,574,465	17	77,574,465	18	77,574,465	18

Additional paid-in capital	184,619,473	42	184,620,065	42	190,167,117	43

Retained earnings
Legal reserve	74,819,380	17	74,819,380	17	70,828,983	16
Special reserve	2,675,894	—	2,675,894	—	2,675,894	—
Unappropriated earnings	30,979,441	7	20,744,024	5	30,645,362	7

Total retained earnings	108,474,715	24	98,239,298	22	104,150,239	23

Other adjustments	(371,749)	—	(144,005)	—	145,615	—

Total equity attributable to stockholders of the parent	370,296,904	83	360,289,823	82	372,037,436	84

NONCONTROLLING INTERESTS	5,220,457	1	5,054,331	1	4,898,419	1

Total equity	375,517,361	84	365,344,154	83	376,935,855	85

TOTAL	$445,677,400	100	$441,185,107	100	$445,364,830	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2014		2013
	Amount	%	Amount	%

REVENUES (Notes 29 and 38)	$55,049,912	100	$56,616,993	100

OPERATING COSTS (Notes 12 and 38)	35,000,167	64	37,450,681	66

GROSS PROFIT	20,049,745	36	19,166,312	34

OPERATING EXPENSES (Note 38)
Marketing	6,166,857	11	5,988,159	11
General and administrative	1,083,312	2	1,048,291	2
Research and development	893,912	2	871,023	1

Total operating expenses	8,144,081	15	7,907,473	14

OTHER INCOME AND EXPENSES (Note 30)	(8,510)	—	(24,498)	—

INCOME FROM OPERATIONS	11,897,154	21	11,234,341	20

NON-OPERATING INCOME AND EXPENSES
Interest income	59,123	—	151,471	—
Other income (Notes 30 and 38)	253,067	1	69,472	—
Other gains and losses (Notes 30 and 38)	(31,022)	—	11,808	—
Financial costs (Note 30)	(8,726)	—	(7,974)	—
Share of the profit of associates and jointly controlled entities accounted for using equity method (Note 16)	172,106	—	99,706	—

Total non-operating income and expenses	444,548	1	324,483	—

INCOME BEFORE INCOME TAX	12,341,702	22	11,558,824	20

INCOME TAX EXPENSE (Notes 3 and 31)	1,956,033	3	1,944,724	3

NET INCOME	10,385,669	19	9,614,100	17

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange differences arising from the translation of the foreign operations	14,517	—	74,118	—
Unrealized loss on available-for-sale financial assets	(259,967)	(1)	(88,520)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2014		2013
	Amount	%	Amount	%

Share of other comprehensive income (loss) of associates and jointly controlled entities accounted for using equity method	$7,604	—	$(28,040)	—
Income tax relating to each component of other comprehensive income (Note 31)	1,036	—	490	—

Total other comprehensive loss, net of income tax	(236,810)	(1)	(41,952)	—

TOTAL COMPREHENSIVE INCOME	$10,148,859	18	$9,572,148	17

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,235,417	19	$9,201,106	16
Noncontrolling interest	150,252	—	412,994	1

	$10,385,669	19	$9,614,100	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,007,673	18	$9,146,062	16
Noncontrolling interest	141,186	—	426,086	1

	$10,148,859	18	$9,572,148	17

EARNINGS PER SHARE (Note 32)
Basic	$1.32		$1.19

Diluted	$1.32		$1.18

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Note 28)
							Other Adjustments
			Retained Earnings				Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on Available- for-sale		Total equity Attributable to	Noncontrolling
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	of the Foreign Operations	Financial Assets	Total Other Adjustments	Stockholders of the Parent	Interests (Note 28)	Total Equity

BALANCE, JANUARY 1, 2013	$77,574,465	$190,162,430	$70,828,983	$2,675,894	$21,483,854	$94,988,731	$(96,930)	$257,991	$161,061	$362,886,687	$4,441,849	$367,328,536

Other change in additional paid-in capital:
Change in additional paid-in capital from investments in associates accounted for using equity method	—	1,810	—	—	—	—	—	—	—	1,810	4,692	6,502

Net income for the three months ended March 31, 2013	—	—	—	—	9,201,106	9,201,106	—	—	—	9,201,106	412,994	9,614,100

Other comprehensive income (loss) for the three months ended March 31, 2013	—	—	—	—	(39,598)	(39,598)	70,288	(85,734)	(15,446)	(55,044)	13,092	(41,952)

Total comprehensive income (loss) for the three months ended March 31, 2013	—	—	—	—	9,161,508	9,161,508	70,288	(85,734)	(15,446)	9,146,062	426,086	9,572,148

Exercise of employee stock option of subsidiaries	—	2,877	—	—	—	—	—	—	—	2,877	25,875	28,752

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(83)	(83)

BALANCE, MARCH 31, 2013	$77,574,465	$190,167,117	$70,828,983	$2,675,894	$30,645,362	$104,150,239	$(26,642)	$172,257	$145,615	$372,037,436	$4,898,419	$376,935,855

	Equity Attributable to Stockholders of the Parent (Note 28)
							Other Adjustments
			Retained Earnings				Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on Available- for-sale		Total equity Attributable to	Noncontrolling
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	of the Foreign Operations	Financial Assets	Total Other Adjustments	Stockholders of the Parent	Interests (Note 28)	Total Equity

BALANCE, JANUARY 1, 2014	$77,574,465	$184,620,065	$74,819,380	$2,675,894	$20,744,024	$98,239,298	$5,742	$(149,747)	$(144,005)	$360,289,823	$5,054,331	$365,344,154

Other change in additional paid-in capital:
Change in additional paid-in capital from investments in associates accounted for using equity method	—	(592)	—	—	—	—	—	—	—	(592)	(1,626)	(2,218)

Net income for the three months ended March 31, 2014	—	—	—	—	10,235,417	10,235,417	—	—	—	10,235,417	150,252	10,385,669

Other comprehensive income (loss) for the three months ended March 31, 2014	—	—	—	—	—	—	26,464	(254,208)	(227,744)	(227,744)	(9,066)	(236,810)

Total comprehensive income (loss) for the three months ended March 31, 2014	—	—	—	—	10,235,417	10,235,417	26,464	(254,208)	(227,744)	10,007,673	141,186	10,148,859

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	26,566	26,566

BALANCE, MARCH 31, 2014	$77,574,465	$184,619,473	$74,819,380	$2,675,894	$30,979,441	$108,474,715	$32,206	$(403,955)	$(371,749)	$370,296,904	$5,220,457	$375,517,361

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$12,341,702	$11,558,824
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	8,043,905	7,659,656
Amortization	323,496	296,588
Provision for doubtful accounts	51,292	108,566
Interest expenses	8,726	7,974
Interest income	(59,123)	(151,471)
Dividend income	—	(18,044)
Compensation cost of employee stock options	26,566	—
Share of the profit of associates and jointly controlled entities accounted for using equity method	(172,106)	(99,706)
Impairment loss on financial assets carried at cost	629	6,564
Impairment loss on intangible assets	—	18,055
Provision for inventory and obsolescence	156,848	92,007
Impairment loss on property, plant and equipment	—	2,262
Loss (gain) on disposal of financial instruments	(15,662)	28,628
Loss on disposal of property, plant and equipment	8,510	4,181
Valuation loss (gain) on financial instruments at fair value through profit or loss, net	713	(29,149)
Loss (gain) on foreign exchange	(71,990)	86,575
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	91	1,035
Trade notes and accounts receivable	(132,198)	(1,638,503)
Receivables from related parties	7,285	75,523
Inventories	(1,252,509)	(1,161,780)
Other current monetary assets	(72,805)	(645,355)
Prepayments	(3,108,505)	(3,382,000)
Other current assets	(63,673)	375,062
Increase (decrease) in:
Trade notes and accounts payable	(3,192,133)	(2,802,944)
Payables to related parties	(54,025)	(407,076)
Other payables	(3,077,926)	(2,083,815)
Provisions	9,540	48,367
Advance receipts	(69,387)	376,136
Other current liabilities	3,077	182,732

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2014	2013

Deferred revenue	$(85,918)	$1,018
Accrued pension liabilities	97,291	83,490

Cash generated from operations	9,651,711	8,593,400
Interest paid	(8,711)	(8,059)
Income tax paid	(26,679)	(23,354)

Net cash provided by operating activities	9,616,321	8,561,987

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	—	(726,282)
Proceeds from disposal of available-for-sale financial assets	44,217	—
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(230,951)	(15,505,023)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	322,212	18,768,893
Proceeds from disposal of held-to-maturity financial assets	650,388	950,000
Acquisition of financial assets carried at cost	(26,719)	—
Proceeds from disposal of hedging derivative assets	—	2,911
Derecognition of hedging derivative liabilities	—	(32,306)
Acquisition of investments accounted for using equity method	(50,000)	(60,000)
Capital reduction of associates	—	16,387
Acquisition of property, plant and equipment	(5,768,063)	(7,534,669)
Proceeds from disposal of property, plant and equipment	5,274	27
Acquisition of intangible assets	(58,272)	(157,739)
Increase in other noncurrent assets	(188,118)	(14,881)
Interest received	60,952	168,867
Cash dividends received	—	297,058

Net cash used in investing activities	(5,239,080)	(3,826,757)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	50,000	138,300
Repayment of short-term loans	—	(93,900)
Repayment of long-term loans	—	(308,372)
Customers’ deposits refunded	(78,328)	(110,280)
Increase (decrease) in other noncurrent liabilities	18,225	(237,843)
Proceeds from exercise of employee stock option granted by subsidiaries	—	28,752

Net cash used in financing activities	(10,103)	(583,343)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	33,713	(24,604)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2014	2013

NET INCREASE IN CASH AND CASH EQUIVALENTS	$4,400,851	$4,127,283

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,585,105	30,938,472

CASH AND CASH EQUIVALENTS, END OF PERIOD	$18,985,956	$35,065,755

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were reported to the Board of Directors on May 13, 2014.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The same accounting policies have been followed in these consolidated financial statements as were applied in the preparation of the consolidated financial statements for the year ended December 31, 2013, except for those described below.

Statement of Compliance

The accompany consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present full disclosures required for a complete set of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and the Interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) endorsed by the FSC (collectively, “Taiwan-IFRSs”) annual consolidated financial statements.

Basis of Consolidation

The detailed information of subsidiaries included in the consolidated financial statements was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2014	December 31, 2013	March 31, 2013	Note

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications IP fictitious internet and internet transfer services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	69
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51	51
	Honghwa Human Resources Co., Ltd. (“HHR”)	Human resources service	100	100	100	b.
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	100

Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100

CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100	100
	Chief International Corp. (“CIC”)	Investment	100	100	100

Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100

Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	International trading, general advertisement and book publishment service	100	100	100

Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	100	100	100

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	51	51	51	c.
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2014	December 31, 2013	March 31, 2013	Note

Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100	100

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	100	100	100	d.
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Electronic materials wholesale and retail and investment	100	100	—	e.

Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	100

Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100	100

Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100

Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	75	75	75
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	51	51	51

Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	—	—	f.

(Concluded)

a.	The Company owns 28% equity shares of SENAO. However, the Company has four out of seven seats of the board of directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements. The decrease of the Company’s equity ownership of SENAO was due to the exercise of options by SENAO’s employees. The Company owned 28.24%, 28.18% and 28.18% equity shares of SENAO as of March 31, 2013, December 31, 2013 and March 31, 2014, respectively.
b.	Chunghwa established 100% owned subsidiary of HHR in January 2013.
c.	The decrease of the Company’s equity ownership of CHPT was due to the exercise of options by CHPT’s employees and CHPT issued employee stock bonus. The Company owned 51.06%, 50.62% and 50.62% equity shares of CHPT as of March 31, 2013, December 31, 2013 and March 31, 2014, respectively.
d.	CHPT established 100% owned subsidiary of CHPT (JP) in January 2013.
e.	CHPT established 100% owned subsidiary of CHPT (International) in July 2013.
f.	CHPT (International) established 100% owned subsidiary of STET in January 2014.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of March 31, 2014:

Retirement Benefit Costs

For defined benefit retirement plans, the cost of providing retirement benefit in the interim period is determined using the pension cost rate derived from the actuarial valuation at the end of prior year, adjusted for significant market fluctuation, curtailment, settlement or other one-time events.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis. Interim period income tax expense is calculated by applying to an interim period’s pre-tax income and the tax rate that would be applicable to expected total annual earnings.

4.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, the managements are required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The same critical accounting judgments and key sources of estimation uncertainty of consolidated financial statements have been followed in these consolidated financial statements as were applied in the preparation of the consolidated financial statements for the year ended December 31, 2013.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	The 2013 Taiwan-IFRSs version in issue but not yet effective

On April 3, 2014, according to Rule No. 1030010325 issued by the FSC, the following 2013 IFRS version endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendments to IFRSs	Improvement to IFRSs 2009 - amendment to IAS 39	January 1, 2009 and January 1, 2010, as appropriate
Amendment to IAS 39	Embedded Derivative	Effective for annual periods ending on or after June 30, 2009
Amendments to IFRSs	Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011, as appropriate
Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle	January 1, 2013
Amendment to IFRS 1	Limited Exemption from Comparative IFRS 7 Disclosures of First-time Adopters	July 1, 2010
Amendment to IFRS 1	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011
Amendment to IFRS 1	Government Loans	January 1, 2013
Amendment to IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7	Disclosures - Transfers of Financial Assets	July 1, 2011
Amendment to IFRS 10	Consolidated Financial Statements	January 1, 2013
Amendment to IFRS 11	Joint Arrangements	January 1, 2013
Amendment to IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, 11 and 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
IFRS 13	Fair Value Measurement	January 1, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12	Deferred tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19 (Revised 2011)	Employee Benefits	January 1, 2013
Amendment to IAS 27 (Revised 2011)	Separate Financial Statements	January 1, 2013

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendment to IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
IFRIC 20	Stripping Costs in Production Phase of a Surface Mine	January 1, 2013

(Concluded)

Note:	Unless stated otherwise, the above new, revised or amended standards or interpretations are effective for annual periods beginning on or after the respective effective dates.

Except for the following, the application of aforementioned 2013 Taiwan-IFRSs version has not had any material impact on the Company’s consolidated financial statements:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the current standards. The Company will apply the new disclosure requirements of IFRS 12 in 2015.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and related disclosures. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The Company will apply IFRS 13 prospectively in 2015.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 require items of other comprehensive income to be grouped into those that (1) will not be reclassified to profit or loss; and (2) will be reclassified subsequently to profit or loss when specific conditions are met. Income taxes on related items of other comprehensive income are grouped on the same basis. Previously, there were no such requirements.

The Company will apply the amendments to IAS 1 in 2015. The items that will not be reclassified subsequently to profit or loss are expected to include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of associates and jointly controlled entities as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss are expected to include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, the share of other comprehensive income of associates and jointly controlled entities as well as the related income tax on items of other comprehensive income (except for the share of actuarial gains or losses from defined benefit plans of associates and jointly controlled entities).

4)	Amendments to IAS 19 “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets and to disclose the components of the defined benefit costs. According to the amendments, the past service cost, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendment also requires a broader disclosure in defined benefit plans.

When the Company applies the amendments to IAS 19 in 2015, employee benefits will be recognized based on actuarial calculations in accordance with IAS 19. The Company anticipates that as of March 31, 2014 and January 1, 2014, deferred tax assets will be retrospectively restated to decrease by $8,808 thousand and $9,082 thousand, respectively; accrued pension liabilities will be retrospectively restated to decrease by $34,814 thousand and $35,898 thousand, respectively; retained earnings will be retrospectively restated to increase by $22,704 thousand and $23,472 thousand, respectively; noncontrolling interests will be retrospectively restated to increase by $3,302 thousand and $3,344 thousand, respectively. For the three months ended March 31, 2014, pension cost will increase by $1,084 thousand which increase in operating expenses, and income tax expenses will decrease by $274 thousand.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuingly assessing the possible impact that the application of the 2013 Taiwan-IFRSs version will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is complete.

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were authorized for issue, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
IFRS 9	Financial Instruments	Note 3
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	Note 3
Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21	Levies	January 1, 2014

Note 1:	Unless stated otherwise, the above new standards and interpretations are effective for annual periods beginning on or after the respective effective dates.

Note 2:	The amendment to IFRS 2 applies to share-based payment transactions for which the grant date is on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations for which the acquisition date is on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.
Note 3:	IASB tentatively determined the effective date as January 1, 2018.

Except for the following, the initial application of the above new standards and interpretations have not had any material impact on the Company’s consolidated financial statements:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are to be subsequently measured at amortized cost or fair value. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets are measured at their fair values at the balance sheet date. However, the Company may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

The mandatory effective date of IFRS 9, which was previously set on January 1, 2015, was removed and will be reconsidered once the standard is complete with a new impairment model and finalization of any limited amendments to classification and measurement.

2)	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made some consequential amendments to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that the disclosure of such recoverable amount is required during the period when an impairment loss has been recognized or reversed. Furthermore, the Company is required to disclose the discount rate used in current and previous measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

3)	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”

The amendments to IAS 39 provide an exception to the requirement for the discontinuation of hedge accounting. The amendment states that the novation of a hedging instrument should not be considered an expiration or termination giving rise to the discontinuation of hedge accounting when a hedging derivative is novated:

As a consequence of laws and regulations, or the introduction of laws and regulations, one or more clearing counterparties replace the original counterparty; and

Any changes in terms of the novated derivative are limited to those necessary to effect the replacement of the counterparty.

Any changes to the derivative’s fair value arising from the novation would be reflected in its measurement and therefore in the measurement and assessment of hedge effectiveness. The Company does not anticipate that the application of these amendments to IAS 39 will have a significant impact on the Company’s consolidated financial statements as the Company does not have any novation of derivatives.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuingly assessing the possible impact that the application other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is complete.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2014	December 31, 2013	March 31, 2013

Cash
Cash on hand	$219,912	$235,955	$305,231
Bank deposits	5,860,705	10,591,681	4,083,575

	6,080,617	10,827,636	4,388,806

Cash equivalents
Commercial paper	12,431,722	2,375,419	23,458,725
Negotiable certificate of deposit	56,055	—	6,000,000
Time deposits with maturities of less than three months	417,562	1,382,050	1,218,224

	12,905,339	3,757,469	30,676,949

	$18,985,956	$14,585,105	$35,065,755

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit, and time deposits with maturities of less than three months were as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Bank deposits	0.00%-0.45%	0.00%-0.76%	0.00%-0.75%
Commercial paper	0.56%-0.65%	0.60%-0.65%	0.71%-0.87%
Negotiable certificate of deposit	0.83%-1.35%	—	0.70%-0.71%
Time deposits with maturities of less than three months	0.30%-5.47%	0.05%-5.10%	0.88%-4.45%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2014	December 31, 2013	March 31, 2013

Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$58	$337	$923

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$771	$246	$84

Outstanding forward exchange contracts as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)

March 31, 2014

Forward exchange contracts - buy	NT$/US$	2014.04	NT$373,900/US$12,250

December 31, 2013

Forward exchange contracts - buy	NT$/US$	2014.01	NT$90,092/US$3,021

March 31, 2013

Forward exchange contracts - buy	NT$/US$	2013.04	NT$496,919/US$16,672

The Company entered into above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31, 2014	December 31, 2013	March 31, 2013

Equity securities
Domestic listed stocks and emerging stocks	$2,782,364	$3,046,182	$3,177,863
Foreign listed stocks	—	24,267	9,705
Domestic and foreign open-end mutual funds	—	—	2,999,839

	2,782,364	3,070,449	6,187,407

Debt securities
Corporate bonds	—	—	49,979

	$2,782,364	$3,070,449	$6,237,386

Current	$—	$24,267	$3,059,523
Non-current	2,782,364	3,046,182	3,177,863

	$2,782,364	$3,070,449	$6,237,386

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31, 2014	December 31, 2013	March 31, 2013

Corporate bonds	$9,856,461	$10,512,893	$13,828,090
Bank debentures	1,252,420	1,252,954	1,254,612

	$11,108,881	$11,765,847	$15,082,702

Current	$4,312,712	$4,264,104	$3,947,320
Non-current	6,796,169	7,501,743	11,135,382

	$11,108,881	$11,765,847	$15,082,702

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Corporate bonds

Par value	$9,822,500	$10,472,500	$13,755,000

Nominal interest rate	1.15%-2.49%	1.15%-2.49%	1.15%-2.90%
Effective interest rate	1.00%-1.95%	1.00%-1.95%	1.00%-2.89%
Average expiry date	4 years	4 years	4 years

Bank debentures

Par value	$1,250,000	$1,250,000	$1,250,000

Nominal interest rate	1.25%-1.60%	1.25%-1.60%	1.25%-1.60%
Effective interest rate	1.15%-1.40%	1.15%-1.40%	1.15%-1.40%
Average expiry date	4 years	4 years	4 years

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	March 31, 2014	December 31, 2013	March 31, 2013

Hedging derivative financial liabilities
Fair value hedge - currency swap contracts	$—	$—	$42,076

The Company engages in fair vale hedge transactions to manage the foreign currency exposure of available for sale financial assets-foreign open-end mutual funds denominated in U.S. dollars.

Outstanding currency swap contracts as of March 31, 2013 were as follows:

Contract Amount
	Currency	Maturity Period	(In Thousands)

March 31, 2013

Currency swap contracts	US$/NT$	2013.04-2013.06	US$91,000/NT$2,673,789

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE

	March 31, 2014	December 31, 2013	March 31, 2013

Trade notes and accounts receivable
Trade notes and accounts receivable	$23,934,644	$23,823,004	$26,720,167
Less: Allowance doubtful accounts	(946,824)	(922,102)	(884,841)

	$22,987,820	$22,900,902	$25,835,326

The average credit terms range from 30 to 90 days. In determining the recoverability of a trade receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base, and therefore the concentration of credit risks is limited.

Aging of receivables that are past due but not impaired was as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Less than 30 days	$62,856	$132,130	$123,604
31-60 days	66,265	40,492	84,181
61-90 days	20,425	14,377	102,204
91-120 days	5,980	85,210	19,912
121-180 days	79,380	2,091	2,335
More than 181 days	12,555	11,617	8,645

	$247,461	$285,917	$340,881

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance on January 1, 2013	$163,779	$647,020	$810,799
Add: Provision for doubtful accounts	17,694	79,182	96,876
Deduct: Amounts written off	—	(22,834)	(22,834)

Balance on March 31, 2013	$181,473	$703,368	$884,841

Balance on January 1, 2014	$221,164	$700,938	$922,102
Add: Provision for doubtful accounts	23,676	24,982	48,658
Deduct: Amounts written off	—	(23,936)	(23,936)

Balance on March 31, 2014	$244,840	$701,984	$946,824

12.	INVENTORIES

	March 31, 2014	December 31, 2013	March 31, 2013

Merchandise	$5,958,141	$5,220,654	$5,231,139
Project in process	861,732	520,238	844,106
Work in process	31,651	26,100	75,953
Raw materials	35,385	26,266	37,088

	6,886,909	5,793,258	6,188,286
Land and building held for sale	8,166	8,166	42,183
Land held under development	1,998,733	1,998,733	—
Construction in progress	46,024	44,014	—
Land held for development	3,916	3,916	2,034,549

	$8,943,748	$7,848,087	$8,265,018

The operating costs related to inventories were $11,249,457 thousand and $14,115,199 thousand for the three months ended March 31, 2014 and 2013, respectively.

For the three months ended March 31, 2014 and 2013, the costs of valuation loss on inventories recognized as operating cost were $156,848 thousand and $92,007 thousand, respectively.

As of March 31, 2014, December 31, 2013 and March 31, 2013, inventories of $2,064,807 thousand, $2,057,191 thousand and $2,043,340 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held under development and construction in progress on March 31, 2014 and December 31, 2013 was for Qingshan Sec., Dayuan Township, Taoyuan County project.

Land held for development on March 31, 2013 was for Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City, Yucheng Sec., Nangang Dist., Taipei City and Qingshan Sec., Dayuan Township, Taoyuan County.

13.	PREPAYMENTS

	March 31, 2014	December 31, 2013	March 31, 2013

Prepaid rents	$3,520,775	$3,388,938	$3,569,896
Prepaid salary and bonus	3,201,045	7,106	3,209,626
Others	2,219,302	2,436,573	2,142,419

	$8,941,122	$5,832,617	$8,921,941

Current
Prepaid salary and bonus	$3,201,045	$7,106	$3,209,626
Prepaid rents	1,137,733	953,329	976,587
Others	1,012,294	1,263,695	1,215,649

	$5,351,072	$2,224,130	$5,401,862

(Continued)

	March 31, 2014	December 31, 2013	March 31, 2013

Non-current
Prepaid rents	$2,383,042	$2,435,609	$2,593,309
Others	1,207,008	1,172,878	926,770

	$3,590,050	$3,608,487	$3,520,079

(Concluded)

14.	OTHER CURRENT MONETARY ASSETS

	March 31, 2014	December 31, 2013	March 31, 2013

Time deposits and negotiable certificate of deposit with maturities of more than three months	$2,444,598	$2,534,700	$19,007,564
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan	1,332,368	1,317,887	1,325,934
Others	844,562	783,718	1,504,756

	$4,621,528	$4,636,305	$21,838,254

The annual yield rates of time deposits and negotiable certificate of deposit with maturities of more than three months at each balance sheet date were as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-3.20%	0.11%-3.30%	0.25%-3.80%

15.	FINANCIAL ASSETS CARRIED AT COST

	March 31, 2014	December 31, 2013	March 31, 2013

Non-listed stocks
Domestic	$2,223,022	$2,223,651	$2,321,430
Foreign	226,348	199,995	139,867

	$2,449,370	$2,423,646	$2,461,297

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 37). Since the range of fair values measurement is significant and the probabilities of the various estimates cannot be reasonably assessed, the fair values of the investments cannot be reliably measured, the above non-listed stocks investment owned by the Company were carried at costs less any impairment losses at the balance sheet date.

CHI evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of $629 thousand and $6,564 thousand for the three months ended March 31, 2014 and 2013, respectively.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31, 2014	December 31, 2013	March 31, 2013

Investments in associates	$2,497,061	$2,334,789	$1,819,605
Jointly controlled entity	273,091	227,504	238,114

	$2,770,152	$2,562,293	$2,057,719

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	March 31, 2014	December 31, 2013	March 31, 2013

Listed

Senao Networks, Inc. (“SNI”)	$684,187	$642,671	$442,670

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	559,737	519,839	579,349
International Integrated System, Inc. (“IISI”)	293,270	292,239	275,649
Viettle-CHT Co., Ltd.	290,264	278,044	274,394
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	277,865	214,201	(62,315)
Skysoft Co., Ltd. (“SKYSOFT”)	168,342	158,218	108,313
So-net Entertainment Taiwan Limited (“So-net”)	93,275	92,325	88,321
Kingwaytek Technology Co., Ltd. (“KWT”)	69,453	74,838	78,088
Alliance Digital Tech Co., Ltd. (“ADT”)	27,229	28,757	—
HopeTech Technologies Limited (“HopeTech”)	27,096	25,564	23,516
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	5,528	6,255	8,171
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	815	1,838	3,449
Panda Monium Company Ltd.	—	—	—

	$2,497,061	$2,334,789	$1,819,605

At the end of the reporting period, the percentage of ownership and voting rights in associates held by the Company were as follows:

	% of Ownership and Voting Right
	March 31, 2014	December 31, 2013	March 31, 2013

Senao Networks, Inc. (“SNI”)	34	34	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
International Integrated System, Inc. (“IISI”)	33	33	33
Viettle-CHT Co., Ltd.	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
Skysoft Co., Ltd. (“SKYSOFT”)	30	30	30
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Kingwaytek Technology Co., Ltd. (“KWT”)	33	33	33
Alliance Digital Tech Co., Ltd. (“ADT”)	19	19	—
HopeTech Technologies Limited (“HopeTech”)	45	45	45
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	49	49	49
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	13	13	33
Panda Monium Company Ltd.	43	43	43

SNI was listed in December 2013. The fair value based on the closing market price of SNI as of the balance sheet date is as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

SNI	$2,768,888	$2,544,870	$—

Chunghwa participated in the capital increase of So-net by investing $60,000 thousand in March 2013. The ownership interest remains 30% after the capital increase.

Chunghwa, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30,000 thousand cash and held 19% ownership of ADT. Based on the share of capital commitments, Chunghwa has one seat out of five seats in the board of directors; therefore it has significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established an associate, DZIM, in May 2011. Chunghwa invested $114,640 thousand cash and held 40% ownership of DZIM in May 2011. Chunghwa participated in the capital increase of DZIM by investing $14,360 thousand in May 2012 but did not subscribe the shares at its corresponding proportion. Thus, the ownership interest decreased from 40% to 33% after the capital increase of DZIM. DZIM reduced its capital by $193,490 thousand in December 2012; Chunghwa received $64,500 thousand from the capital reduction and the ownership interest remains at 33%. DZIM reduced its capital to offset the deficits amounting to $130,787 thousand and made capital reduction of $49,158 thousand during its stockholders’ meeting held on March 31, 2013. Chunghwa received $16,387 thousand from the capital reduction. Chunghwa did not participate in the capital increase of DZIM in July 2013 and the ownership interest decreased from 33% to 13% after the capital increase of DZIM. The Company still has two seats out of five seats in the board of directors; therefore it remains an investor with significant influence over DZIM. DZIM engages mainly in information technology service and general advertisement service.

The carrying amount of TISE was negative as of March 31, 2013, because the unrealized gains arising from upstream transactions with the Company were eliminated and the dividend was distributed.

The Company’s share of profit (loss) and other comprehensive income (loss) of investees was recorded based on reviewed financial statements for the three months ended March 31, 2014 and 2013.

b.	Investments in jointly controlled entity

Investments in jointly controlled entity were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	March 31, 2014	December 31, 2013	March 31, 2013	March 31, 2014	December 31, 2013	March 31, 2013

Non-listed

Huada Digital Corporation (“HDD”)	$224,645	$227,504	$238,114	50	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	48,446	—	—	50	—	—

	$273,091	$227,504	$238,114

Chunghwa invested in CBO in February 2014 at $50,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Ptd. Ltd. (“BOA”), and each obtained half of director seats. Thus, neither Chunghwa nor BOA obtained control over CBO. CBO engages mainly in e-commerce of employee benefits.

The Company’s share of profits of the jointly controlled entity was recorded based on reviewed financial statements for the three months ended March 31, 2014 and 2013.

17.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total

Cost

Balance on January 1, 2013	$102,196,615	$1,548,184	$67,428,504	$15,233,816	$669,375,712	$3,315,452	$7,588,449	$18,683,121	$885,369,853
Additions	—	—	437	19,142	8,187	607	51,194	6,037,831	6,117,398
Disposal	—	—	(1,088)	(93,510)	(1,873,003)	(65,575)	(75,458)	—	(2,108,634)
Effect of foreign exchange differences	—	—	—	5,196	2,869	262	3,549	23,611	35,487
Other	—	1,303	84,799	343,089	5,047,308	163,538	157,142	(5,680,406)	116,773

Balance on March 31, 2013	$102,196,615	$1,549,487	$67,512,652	$15,507,733	$672,561,073	$3,414,284	$7,724,876	$19,064,157	$889,530,877

Accumulated depreciation and impairment

Balance on January 1, 2013	$—	$(1,067,498)	$(20,824,621)	$(11,348,414)	$(547,845,695)	$(1,270,172)	$(5,671,104)	$—	$(588,027,504)
Depreciation Expenses	—	(13,740)	(313,053)	(332,183)	(6,707,801)	(127,897)	(160,837)	—	(7,655,511)
Disposal	—	—	1,088	93,109	1,870,944	65,575	73,710	—	2,104,426
Impairment losses	—	—	—	—	(2,262)	—	—	—	(2,262)
Effect of foreign exchange differences	—	—	—	(1,450)	(1,539)	(394)	(1,074)	—	(4,457)
Other	—	—	(162)	(39,400)	34,903	(2,082)	(99,560)	—	(106,301)

Balance on March 31, 2013	$—	$(1,081,238)	$(21,136,748)	$(11,628,338)	$(552,651,450)	$(1,334,970)	$(5,858,865)	$—	$(593,691,609)

Balance on January 1, 2013, net	$102,196,615	$480,686	$46,603,883	$3,885,402	$121,530,017	$2,045,280	$1,917,345	$18,683,121	$297,342,349

Balance on March 31, 2013, net	$102,196,615	$468,249	$46,375,904	$3,879,395	$119,909,623	$2,079,314	$1,866,011	$19,064,157	$295,839,268

Cost

Balance on January 1, 2014	$102,263,330	$1,546,906	$67,557,865	$15,995,696	$683,118,379	$3,745,148	$8,415,325	$22,852,887	$905,495,536
Additions	—	—	—	9,097	77,999	19	54,441	4,241,758	4,383,314
Disposal	—	—	(3,851)	(217,558)	(2,265,625)	(19,310)	(132,112)	—	(2,638,456)
Effect of foreign exchange differences	—	—	—	(386)	35,171	34	(1,453)	—	33,366
Other	—	(82)	(2,337)	79,437	7,361,352	7,524	28,754	(7,462,766)	11,882

Balance on March 31, 2014	$102,263,330	$1,546,824	$67,551,677	$15,866,286	$688,327,276	$3,733,415	$8,364,955	$19,631,879	$907,285,642

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total

Accumulated depreciation and impairment

Balance on January 1, 2014	$—	$(1,104,400)	$(21,971,843)	$(11,600,999)	$(560,313,927)	$(1,671,798)	$(6,118,453)	$—	$(602,781,420)
Depreciation Expenses	—	(13,413)	(310,067)	(363,154)	(7,008,330)	(147,332)	(197,467)	—	(8,039,763)
Disposal	—	—	2,556	216,087	2,263,430	19,291	123,308	—	2,624,672
Effect of foreign exchange differences	—	—	—	151	(3,763)	(13)	614	—	(3,011)
Other	—	(11)	4,613	3,380	(11,357)	(3,553)	4,451	—	(2,477)

Balance on March 31, 2014	$—	$(1,117,824)	$(22,274,741)	$(11,744,535)	$(565,073,947)	$(1,803,405)	$(6,187,547)	$—	$(608,201,999)

Balance on January 1, 2014, net	$102,263,330	$442,506	$45,586,022	$4,394,697	$122,804,452	$2,073,350	$2,296,872	$22,852,887	$302,714,116

Balance on March 31, 2014, net	$102,263,330	$429,000	$45,276,936	$4,121,751	$123,253,329	$1,930,010	$2,177,408	$19,631,879	$299,083,643

(Concluded)

Since there is no impairment indication for property, plant and equipment, the Company did not recognize any impairment loss for the three months ended March 31, 2014.

The Company performed the impairment assessment of telecommunications equipment for the three months ended March 31, 2013 and recognized an impairment loss of $2,262 thousand.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	3-10 years
Computer equipment	3-8 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

18.	INVESTMENT PROPERTIES

Cost

Balance on January 1 and March 31, 2013	$9,260,015

Accumulated depreciation and impairment

Balance on January 1, 2013	$(1,471,117)
Depreciation expense	(4,145)

Balance on March 31, 2013	$(1,475,262)

Balance on January 1, 2013, net	$7,788,898

Balance on March 31, 2013, net	$7,784,753

(Continued)

Cost

Balance on January 1 and March 31, 2014	$9,260,015

Accumulated depreciation and impairment

Balance on January 1, 2014	$(1,241,984)
Depreciation expense	(4,142)

Balance on March 31, 2014	$(1,246,126)

Balance on January 1, 2014, net	$8,018,031

Balance on March 31, 2014, net	$8,013,889

(Concluded)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-10 years

The fair value of the Company’s investment properties as of December 31, 2013 and 2012 was determined based on the appraisal reports conducted by independent appraisers. The Company used the abovementioned appraisal reports as the basis to determine the fair value as of March 31, 2014 and 2013 because there was no material change in the economic environment and the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Fair value	$17,501,195	$17,501,195	$15,510,857

Overall capital interest rate	1.46%-2.20%	1.46%-2.20%	1.46%
Profit margin ratio	12%-20%	12%-20%	12%-15%
Discount rate	1.36%	1.36%	1.36%
Capitalization rate	0.68%-2.02%	0.68%-2.02%	1.5%-2.05%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total

Cost

Balance on January 1, 2013	$10,179,000	$2,065,542	$180,631	$116,650	$12,541,823
Additions-acquired separately	—	157,525	—	214	157,739
Disposal	—	(6,092)	—	—	(6,092)
Effect of foreign exchange difference	—	(1,869)	—	281	(1,588)

Balance on March 31, 2013	$10,179,000	$2,215,106	$180,631	$117,145	$12,691,882

(Continued)

	3G and 4G Concession	Computer Software	Goodwill	Others	Total

Accumulated amortization and impairment

Balance on January 1, 2013	$(5,687,347)	$(1,049,664)	$—	$(23,009)	$(6,760,020)
Amortization expenses	(187,152)	(107,593)	—	(1,843)	(296,588)
Disposal	—	6,092	—	—	6,092
Impairment loss	—	—	(18,055)	—	(18,055)
Effect of foreign exchange difference	—	(76)	—	—	(76)

Balance on March 31, 2013	$(5,874,499)	$(1,151,241)	$(18,055)	$(24,852)	$(7,068,647)

Balance on January 1, 2013, net	$4,491,653	$1,015,878	$180,631	$93,641	$5,781,803

Balance on March 31, 2013, net	$4,304,501	$1,063,865	$162,576	$92,293	$5,623,235

Cost

Balance on January 1, 2014	$49,254,000	$2,637,454	$180,631	$117,887	$52,189,972
Additions-acquired separately	—	58,100	—	172	58,272
Disposal	—	(831)	—	—	(831)
Effect of foreign exchange difference	—	63	—	—	63

Balance on March 31, 2014	$49,254,000	$2,694,786	$180,631	$118,059	$52,247,476

Accumulated amortization and impairment

Balance on January 1, 2014	$(6,435,956)	$(1,306,473)	$(18,055)	$(30,600)	$(7,791,084)
Amortization expenses	(187,152)	(134,509)	—	(1,835)	(323,496)
Disposal	—	831	—	—	831
Effect of foreign exchange difference	—	(59)	—	1	(58)

Balance on March 31, 2014	$(6,623,108)	$(1,440,210)	$(18,055)	$(32,434)	$(8,113,807)

Balance on January 1, 2014, net	$42,818,044	$1,330,981	$162,576	$87,287	$44,398,888

Balance on March 31, 2014, net	$42,630,892	$1,254,576	$162,576	$85,625	$44,133,669

(Concluded)

For long-term business development, Chunghwa participated in mobile broadband license (4G license) bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $39,075,000 thousand in November 2013.

Except for goodwill, the amortization expense is computed using the straight-line method over the following estimated service lives:

The concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.

The computer software is amortized using the straight-line method over the estimated useful lives of 2 to 10 years.

Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

The Company did not recognize any impairment loss on goodwill for the three months ended March 31 2014. The Company recognized an impairment loss of $18,055 thousand on the goodwill arising from the business combination of a subsidiary, CHI, due to CHI underwent organizational downsizing and the goodwill was no longer existed for the three months ended March 31 2013.

20.	OTHER ASSETS

	March 31, 2014	December 31, 2013	March 31, 2013

Spare parts	$3,546,619	$3,008,145	$3,909,106
Refundable deposits	2,529,275	2,209,566	2,067,272
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,994,822	2,626,061	2,008,428

	$9,070,716	$8,843,772	$8,984,806

Current
Spare parts	$3,546,619	$3,008,145	$3,909,106
Others	465,247	952,653	427,236

	$4,011,866	$3,960,798	$4,336,342

Non-current
Refundable deposits	$2,529,275	$2,209,566	$2,067,272
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,529,575	1,673,408	1,581,192

	$5,058,850	$4,882,974	$4,648,464

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

21.	SHORT-TERM LOANS

	March 31, 2014	December 31, 2013	March 31, 2013

Unsecured loans	$304,357	$254,357	$155,873

Annual interest rate	1.18%-2.40%	1.18%-2.40%	1.40%-2.40%

22.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	March 31, 2014	December 31, 2013	March 31, 2013

Secured loans (Note 39)	$1,700,000	$1,700,000	$1,750,000
Less: Current portion of long-term loans	(300,000)	(300,000)	—

	$1,400,000	$1,400,000	$1,750,000

The annual interest rates of loans were as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Secured loans	1.13%-2.10%	1.15%-2.10%	1.15%-2.10%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand will become due in December 2014 and September 2015, respectively. LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400,000 thousand which will be due in December 2017; LED repaid $300,000 thousand and $50,000 thousand in February and May 2013, respectively.

23.	TRADE NOTES AND ACCOUNTS PAYABLE

	March 31, 2014	December 31, 2013	January 1, 2013

Trade notes and accounts payable	$12,354,805	$15,589,108	$10,855,028

Trade notes and accounts payable were attributable to operating activities, and the trading conditions were agreed separately.

24.	OTHER PAYABLES

	March 31, 2014	December 31, 2013	March 31, 2013

Accrued salary and compensation	$7,048,796	$10,336,141	$6,861,465
Accrued franchise fees	2,374,636	2,009,009	2,630,752
Payables to contrators	1,614,912	2,732,518	1,295,347
Payables to equipment suppliers	1,587,016	1,819,604	1,520,630
Accrued bonuses to employees and remuneration to directors and supervisors	1,365,233	980,363	2,029,858
Amounts collected for others	1,335,915	1,325,918	1,302,046
Accrued maintenance costs	1,086,568	990,655	1,030,601
Others	5,918,312	6,597,561	5,929,995

	$22,331,388	$26,791,769	$22,600,694

25.	PROVISIONS

	March 31, 2014	December 31, 2013	March 31, 2013

Warranties	$209,172	$201,494	$267,811
Employee benefits	49,131	47,265	43,750
Others	4,042	4,046	2,960

	$262,345	$252,805	$314,521

(Continued)

	March 31, 2014	December 31, 2013	March 31, 2013

Current	$143,358	$129,341	$245,050
Noncurrent	118,987	123,464	69,471

	$262,345	$252,805	$314,521

(Concluded)

	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2013	$221,245	$41,949	$2,960	$266,154
Additional provisions recognized	57,260	1,801	—	59,061
Used during the period	(10,205)	—	—	(10,205)
Unused amounts reversed	(489)	—	—	(489)

Balance on March 31, 2013	$267,811	$43,750	$2,960	$314,521

Balance on January 1, 2014	$201,494	$47,265	$4,046	$252,805
Additional provisions recognized	52,934	1,866	—	54,800
Used during the period	(45,256)	—	(4)	(45,260)

Balance on March 31, 2014	$209,172	$49,131	$4,042	$262,345

a.	The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service leave entitlements accrued.

26.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions to Be Included in Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan for selling prepaid cards. Bank of Taiwan provided a performance guarantee for advance receipts from prepaid cards amounting to $1,017,841 thousand as of March 31, 2014.

27.	RETIREMENT BENEFIT PLANS

The recognized pension expenses for the three months ended March 31, 2014 and 2013 were determined by the pension cost rates of actuarial valuation of December 31, 2013 and 2012.

Relevant pension costs for defined benefit plans for the three months ended March 31, 2014 and 2013 were as follows:

	Three Months Ended March 31
	2014	2013

Operating costs	$451,320	$440,481

Marketing expenses	217,138	213,775
General and administrative expenses	41,414	40,580
Research and development expenses	26,076	25,177

	$735,948	$720,013

28.	EQUITY

a.	Share capital

1)	Common stock

	March 31, 2014	December 31, 2013	March 31, 2013

Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of shares issued and collected proceeds (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stock of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of March 31, 2014, the outstanding ADSs were 253,365 thousand common shares, which equaled 25,337 thousand units and represented 3.27% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Addition paid-in capital

The adjustment of capital surplus for the three months ended March 31, 2014 and 2013 were as follows:

	Share Premium	Donated Capital	Movements of Paid-in Capital for Associates Accounted for Using Equity Method	Share-based Payment Transactions	Stockholders’ Contribution Due to Privatization	Total

Balance on January 1, 2013	$169,496,289	$13,170	$—	$4,893	$20,648,078	$190,162,430
Change in additional paid-in capital from investments in associates accounted for using equity method	—	—	1,810	—	—	1,810
Exercise of employee stock option of subsidiaries	—	—	—	2,877	—	2,877

Balance on March 31, 2013	$169,496,289	$13,170	$1,810	$7,770	$20,648,078	$190,167,117

Balance on January 1, 2014	$163,907,049	$13,170	$41,396	$10,372	$20,648,078	$184,620,065
Change in additional paid-in capital from investments in associates accounted for using equity method	—	—	(592)	—	—	(592)

Balance on March 31, 2014	$163,907,049	$13,170	$40,804	$10,372	$20,648,078	$184,619,473

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from shares issued in excess of par and donations may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

Additional paid-in capital from investments accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the three months ended March 31, 2014 and 2013, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate. If the shareholders’ meeting approves to distribute the employee bonus as stocks, the share number of the stock bonus are determined by the amount of bonus divided by the fair value of the common stocks which is the closing market prices one day before shareholders’ meeting after taking into account the effects of ex-rights and ex-dividends.

Under Rule No. 1010012865 issued by the FSC on April 6, 2012, the Company is required to set aside additional special reserve equivalent to debit balances under stockholder’s equity. For subsequent decrease in the deduction amount to stockholder’s equity, the decreased amount could be reversed from the special reserve to retained earnings.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Chunghwa.

The appropriations of the 2013 earnings of Chunghwa have been approved by the board of directors on March 25, 2014 and the appropriations of the 2012 earnings of Chunghwa approved by the stockholders on June 25, 2013 were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2013	For Fiscal Year 2012	For Fiscal Year 2013	For Fiscal Year 2012

Legal reserve	$2,074,342	$3,990,397
Special reserve	144,005	—
Cash dividends	18,525,558	35,913,099	$2.39	$4.63

In addition, the stockholders of Chunghwa resolved to distribute cash of $0.72 per share and the total amount of $5,589,240 thousand from additional paid-in capital on June 25, 2013. The board of directors of Chunghwa resolved to distribute cash of $2.14 per share and the total amount of $16,577,663 thousand from additional paid-in capital on March 25, 2014.

The bonuses to the employees and remuneration to the directors and supervisors of the 2013 and 2012 approved by the board of directors and the stockholders on March 25, 2014 and June 25, 2013 were as follows:

	2013	2012
	Cash Bonus	Cash Bonus

Bonus distributed to the employees	$758,627	$1,533,082
Remuneration paid to the directors and supervisors	19,304	37,484

There was no difference between the initial accrual amounts and the amounts resolved in the board of directors’ meeting of the aforementioned bonuses to employees and supervisors in 2013. There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors in 2012.

Information of the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors proposed by the board of directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Special reserves to be recognized under Rule No. 1010012865 issued by the FSC

The adjustments of Taiwan-IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan Dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Three Months Ended March 31
	2014	2013

Beginning balance	$(149,747)	$257,991
Unrealized loss on available-for-sale financial assets	(243,813)	(86,170)
Income tax relating to unrealized gain (loss) on available- for-sale financial assets	922	436
Amount reclassified from equity to profit or loss on disposal	(11,317)	—

Ending balance	$(403,955)	$172,257

f.	Noncontrolling interests

	Three Months Ended March 31
	2014	2013

Beginning balance	$5,054,331	$4,441,849
Shares attributed to noncontrolling interests
Net income of current period	150,252	412,994
Exchange differences arising from the translation of the net investment in foreign operations	(5,406)	14,744
Unrealized loss on available-for-sale financial assets	(4,837)	(2,350)
Income tax relating to unrealized gain (loss) on available- for-sale financial assets	114	54
Share of other comprehensive income of associates accounted for using equity method	1,063	644
Changes in additional paid-in capital from investments in associates accounted for using equity method	(1,626)	4,692
Compensation cost of employee stock options of a subsidiary	26,566	—
Exercise of employee stock option of subsidiaries	—	25,875
Others	—	(83)

Ending balance	$5,220,457	$4,898,419

29.	REVENUE

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information were as discussed in Note 43.

30.	INCOME

a.	Other income and expenses

	Three Months Ended March 31
	2014	2013

Loss on disposal of property, plant and equipment	$(8,510)	$(4,181)
Impairment loss on property, plant and equipment	—	(2,262)
Impairment loss on intangible assets	—	(18,055)

	$(8,510)	$(24,498)

b.	Other income

	Three Months Ended March 31
	2014	2013

Income from Piping Fund	$200,000	$—
Rental income	10,919	11,113
Dividends income	—	18,044
Other	42,148	40,315

	$253,067	$69,472

c.	Other gains and losses

	Three Months Ended March 31
	2014	2013

Gain (loss) on disposal of financial instruments, net	$15,662	$(28,628)
Impairment losses on financial assets carried at cost	(629)	(6,564)
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	(713)	29,149
Loss arising on derivatives as designated hedging instruments in fair value hedges	—	(71,153)
Gain arising on adjustments for hedged item available-for-sale financial assets attributable to the hedged risk in a designated fair value hedge accounting relationship	—	71,153
Net foreign currency exchange gains (losses), net	(27,653)	25,549
Others	(17,689)	(7,698)

	$(31,022)	$11,808

d.	Finance costs

	Three Months Ended March 31
	2014	2013

Interest on bank borrowings	$6,954	$6,187
Other interest expenses	1,772	1,787

	$8,726	$7,974

e.	Impairment loss on financial instruments

	Three Months Ended March 31
	2014	2013

Notes and account receivables	$48,658	$96,876

Other receivables	$2,634	$11,690

Financial assets carried at cost	$629	$6,564

f.	Impairment loss on non-financial assets

	Three Months Ended March 31
	2014	2013

Inventories	$156,848	$92,007

Goodwill	$—	$18,055

Property, plant and equipment	$—	$2,262

g.	Depreciation and amortization expenses

	Three Months Ended March 31
	2014	2013

Property, plant and equipment	$8,039,763	$7,655,511
Investment property	4,142	4,145
Intangible assets	323,496	296,588

Total depreciation and amortization expenses	$8,367,401	$7,956,244

Depreciation expenses summarized by functions
Operating costs	$7,490,177	$7,139,039
Operating expenses	553,728	520,617

	$8,043,905	$7,659,656

Amortization expenses summarized by functions
Operating costs	$249,303	$242,316
Operating expenses	74,193	54,272

	$323,496	$296,588

h.	Employee benefit expenses

	Three Months Ended March 31
	2014	2013

Post-employment benefit
Defined contribution plans	$94,740	$83,837
Defined benefit plans	735,948	720,013

	830,688	803,850

Share-based payment
Equity-settled share-based payment	26,566	—

Other employee benefit
Salaries	6,183,285	6,088,606
Insurance	619,965	589,659
Other	3,387,901	3,411,175

	10,191,151	10,089,440

Total employee benefit expenses	$11,048,405	$10,893,290

Summary by functions
Operating costs	$6,009,414	$6,073,394
Operating expenses	5,038,991	4,819,896

	$11,048,405	$10,893,290

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense are as follows:

	Three Months Ended March 31
	2014	2013

Current tax
Current tax expenses recognized for the current period	$2,156,752	$1,945,649
Other	5,638	1,419

	2,162,390	1,947,068
Deferred tax
Deferred tax expense recognized for the current period	(206,357)	(2,344)

Income tax recognised in profit or loss	$1,956,033	$1,944,724

b.	Income tax recognized in other comprehensive income

	Three Months Ended March 31
	2014	2013

Deferred tax
Unrealized loss on available-for-sale financial assets	$(1,036)	$(490)

c.	The related information under the Integrated Income Tax System is as follows:

Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1988 have been appropriated.

Imputation credit account

	March 31, 2014	December 31, 2013	March 31, 2013

Balance of Imputation Credit Account (“ICA”)	$4,047,276	$4,036,735	$4,553,286

The creditable ratio for distribution of earnings of 2013 and 2012 was 20.48% (expected ratio) and 19.23%, respectively.

When Chunghwa appropriated the earnings generated in and after 1998, the imputation credit allocated to local shareholders was based on the creditable rate as of the date of the dividends distribution date. The actual imputation credits allocated to shareholders of the Chunghwa was based on the balance of the Imputation Credit Accounts (ICA) as of the date of dividend distribution. Therefore, the expected creditable ratio for the 2013 earnings may differ from the actual creditable ratio to be used in allocating imputation credits to the shareholders.

According to legal interpretation No. 10204562810 announced by the Taxation Administration of the Ministry of Finance, when calculating imputation credits in the year of first-time adoption of IFRSs, the cumulative retained earnings include the net decrease in retained earnings arising from first-time adoption of IFRSs.

d.	Income tax examination

Chunghwa’s income tax returns have been examined by the tax authorities through 2011 except for 2008. The following subsidiaries income tax returns have been examined by the tax authorities through 2011: SENAO, CHPT, CHIEF, CHI, LED, CHIYP, and CHST. Unigate, SFD, CHSI, SHE, YYRP, and CEI’s income tax returns have been assessed by the tax authorities through 2012.

Chunghwa’s income tax returns for 2008 is still under discussion with the tax authorities; however, the disputed amount was accrued in 2013.

32.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended March 31
	2014	2013

Net income used to compute the basic earnings per share
Net income attributable to the parent	$10,235,417	$9,201,106
Assumed conversion of all dilutive potential common stock
Employee stock options and bonus of subsidiaries	(598)	(1,326)

Net income used to compute the diluted earnings per share	$10,234,819	$9,199,780

Weighted Average Number of Common Stock

(Thousand Shares)

	Three Months Ended March 31
	2014	2013

Weighted average number of common stock used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stock
Employee stock bonus	10,581	19,335

Weighted average number of common stock used to compute the diluted earnings per share	7,768,028	7,776,782

If Chunghwa may settle the employee bonus in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders approve the number of shares to be distributed to employees in their meeting in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plans

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price (NT$)

2007.10.16	2007.10.31	6,181	$42.60 (Original price $44.20)
2012.05.28	2013.04.29	10,000	$89.40 (Original price $93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of SENAO Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule is that 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

SENAO elected not to apply IFRS 2 retrospectively for the share-based payment transactions which were granted and vested before the transition date.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $26,566 thousand for the period from January 1 to March 31, 2014.

Information about SENAO’s outstanding stock options for the three months ended March 31, 2014 and 2013 were as follows:

	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
	Granted on May 7, 2013		Granted on October 31, 2007
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)

Employee stock options

Balance on January 1	9,872	$89.40	1,051	$42.60
Options exercised	—	—	(483)	42.60
Options forfeited	(448)	—	—	—

Balance on March 31	9,424	89.40	568	42.60

Options exercisable at end of the period	—	—	568	42.60

As of March 31, 2014, information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$89.40	9,424	5.10	$89.40	—	$—

As of March 31, 2013, information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$42.60	568	0.67	$42.60	568	$42.60

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted as of May 7, 2013

Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted-average fair value of grants (NT$)	$28.72

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions SENAO used and the fair value of the options would have been as follows:

Stock Options Granted as of October 31, 2007

Dividends yield	1.49%
Risk-free interest rate	2.00%
Expected life	4.375 years
Expected volatility	39.82%
Weighted-average fair value of grants (NT$)	$13.69

b.	CHPT share-based compensation plan

CHPT granted 1,000 options to some of its employees in December 2008. Under the terms of CHPT Plan, each option entitles the holder to subscribe for one thousand common shares at $12.6 per share when exercisable. The options are valid for 5 years and based on the graded vesting schedule, two tranches of 30% of option will vest two and three years after the grant date, respectively, and the rest of 40% will vest four years after the grant date. There is exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, issuance of new shares in connection with mergers, issuance of global depositary receipts as well as distribution of cash dividends, except if the exercise price after adjustment exceeds the exercise price before adjustment.

For the three months ended March 31, 2013 information about CHPT’s outstanding stock options were as follows:

	Three Months ended March 31, 2013
	Number of Options	Weighted- average Exercise Price (NT$)

Employee stock options

Balance on January 1	920	$10.10
Options exercised	(810)	10.10

Balance on March 31	110	10.10

Options exercisable at end of the period	110	10.10

The share registration of 810 thousand of employee stock options exercised in 2013 has been completed. 110 thousand of outstanding employee stock options have expired in 2013. As of March 31, 2014, CHPT has no outstanding employee stock options.

As of March 31, 2013, information about outstanding employee stock options is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$10.10	110	0.75	$10.10	110	$10.10

CHPT used the fair value to evaluate the options using the Black-Scholes model, the assumptions and the fair value of the options of CHPT would have been as follows:

Stock Options Granted as of December 31, 2008

Dividends yield	—
Risk-free interest rate	2.00%
Expected life	3.1 years
Expected volatility	20%
Weighted-average fair value of grants	$3.80

34.	NON-CASH TRANSACTIONS

For the three months ended March 31, 2014 and 2013, the Company entered into the following non-cash investing activities:

	Three Months Ended March 31
	2014	2013

Acquisitions in property, plant and equipment	$4,383,314	$6,117,398
Other payables	1,384,749	1,417,271

	$5,768,063	$7,534,669

35.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Within one year	$3,300,183	$3,061,204	$2,432,530
Longer than one year but within five years	6,583,686	6,389,468	4,780,365
Longer than five years	1,695,360	1,719,931	221,088

	$11,579,229	$11,170,603	$7,433,983

b.	The Company as lessor

The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Within one year	$445,822	$444,919	$381,239
Longer than one year but within five years	619,929	659,080	596,216
Longer than five years	157,956	165,260	93,301

	$1,223,707	$1,269,259	$1,070,756

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, proceeds from new debt or repayment of debt.

37.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	March 31, 2014	December 31, 2013	March 31, 2013

Financial assets

Measured at FVTPL
Held for trading	$58	$337	$923
Held-to-maturity financial assets	11,108,881	$11,765,847	15,082,702
Loans and receivables (Note a)	50,186,598	$45,401,182	85,847,556
Available-for-sale financial assets (Note b)	5,231,734	$5,494,095	8,698,683

Financial liabilities

Measured at FVTPL
Held for trading	771	246	84
Derivatives designated as hedge accounting	—	—	42,076
Measured at amortized cost (Note c)	33,534,474	38,410,119	31,849,083

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other financial assets and refundable deposits (classified as other assets) which were loans and receivables.
Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.
Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customer’s deposits and long-term loans which were financial liabilities carried at amortized cost.

Fair Value Information

a.	Financial instruments that are not measured at fair value

Except for what disclosed in the following table, the fair values of financial instruments not measured at fair value are considered approximately to their carrying amounts or the fair values cannot be reliable estimated:

	March 31, 2014		December 31, 2013		March 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Held-to-maturity investments	$11,108,881	$11,149,927	$11,765,847	$11,807,972	$15,082,702	$17,079,557

b.	Financial instruments measured at fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

1)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

2)	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

March 31, 2014

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$58	$—	$58

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$2,782,364	$—	$—	$2,782,364
Foreign listed stocks
Equity investments	—	—	—	—

	$2,782,364	$—	$—	$2,782,364

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$771	$—	$771

December 31, 2013

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$337	$—	$337

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,046,182	$—	$—	$3,046,182
Foreign listed stocks
Equity investments	24,267	—	—	24,267

	$3,070,449	$—	$—	$3,070,449

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$246	$—	$246

March 31, 2013

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$923	$—	$923

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,177,863	$—	$—	$3,177,863
Bond investment	—	49,979	—	49,979
Foreign listed stocks
Equity investments	9,705	—	—	9,705
Open-end mutual funds	2,999,839	—	—	2,999,839

	$6,187,407	$49,979	$—	$6,237,386

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$84	$—	$84

Hedging derivative financial liabilities	$—	$42,076	$—	$42,076

There were no transfers between Level 1 and 2 for the three months ended March 31, 2014 and 2013.

c.	Valuation techniques and assumptions applied for the purposes of measuring fair value.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices.

2)	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts. Where such prices are not available, the value of the currency swap contracts and forward exchange contracts were calculated based on the forward exchange rate on the maturity date quoted by the financial institutions seperately. Estimates and assumptions used in valuation techniques are consistent with the information used by market participants in determining the prices of financial instruments.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the board of directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses currency swap and forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk management

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Assets
USD	$4,607,700	$4,233,525	$4,402,040
EUR	60,318	5,366	11,594
JPY	3,766	1,844	2,387
SGD	139,506	141,832	22,957
Liabilities
USD	4,904,548	3,612,179	3,743,306
EUR	1,227,091	1,297,617	1,098,349
JPY	7,436	11,286	5,125
SGD	591	519	1,632

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Assets
USD	$58	$337	$923
Liabilities
USD	771	246	42,160

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, forward foreign exchange contracts and currency swap contracts. A positive number below indicates an increase in pre-tax profit where the functional currency weakens 5% against the relevant currency. For a 5% strengthening of the functional currency against the relevant currency, there would be a comparable impact on the profit, and the balances below would be negative.

	Three Months Ended March 31
	2014	2013

Profit or loss
Monetary assets and liabilities (a)
USD	$(14,842)	$32,937
EUR	(58,339)	(54,338)
JPY	(184)	(137)
SGD	6,946	1,066
Derivatives (b)
USD	18,662	160,566

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the end of the reporting period.
b)	This is mainly attributable to the forward exchange and currency swaps contracts.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	March 31, 2014	December 31, 2013	March 31, 2013

Fair value interest rate risk
Financial assets	$15,834,342	$5,682,095	$49,288,164
Financial liabilities	204,357	224,357	151,873
Cash flow interest rate risk
Financial assets	4,896,940	10,609,392	4,410,842
Financial liabilities	1,800,000	1,730,000	1,754,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax for the three months ended March 31, 2014 would increase/decrease by $7,742 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term loans.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax for the three months ended March 31, 2013 would increase/decrease by $6,642 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term loan; and other comprehensive income for the three months ended March 31, 2013 would decrease/increase by $30 thousand, mainly as a result of the changes in the fair value of available-for-sale instruments with fixed rate.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $139,118 thousand and $306,321 thousand as a result of the changes in fair value of available-for-sale assets for the three months ended March 31, 2014 and 2013, respectively.

b.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk management

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

March 31, 2014

Non-derivative financial liabilities
Non-interest bearing	—	$33,823,744	$980,363	$384,870	$—	$35,188,977
Floating interest rate instruments	1.18	—	35,000	365,000	1,400,000	1,800,000
Fixed interest rate instruments	1.51	120,000	84,357	—	—	204,357

		$33,943,744	$1,099,720	$749,870	$1,400,000	$37,193,334

December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$41,957,323	$—	$980,363	$—	$42,937,686
Floating interest rate instruments	1.18	—	20,000	310,000	1,400,000	1,730,000
Fixed interest rate instruments	1.53	175,000	35,000	14,357	—	224,357

		$42,132,323	$55,000	$1,304,720	$1,400,000	$44,892,043

March 31, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$33,984,637	$—	$4,151	$—	$33,988,788
Floating interest rate instruments	1.20	—	—	4,000	1,750,000	1,754,000
Fixed interest rate instruments	1.68	—	100,000	51,873	—	151,873

		$33,984,637	$100,000	$60,024	$1,750,000	$35,894,661

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

March 31, 2014

Gross settled

Forward exchange contracts
Inflow	$373,187	$—	$—	$—	$373,187
Outflow	373,900	—	—	—	373,900

	$(713)	$—	$—	$—	$(713)

(Continued)

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

December 31, 2013

Gross settled

Forward exchange contracts
Inflow	$90,183	$—	$—	$—	$90,183
Outflow	90,092	—	—	—	90,092

	$91	$—	$—	$—	$91

March 31, 2013

Gross settled

Currency swap contracts
Inflow	$1,398,638	$1,275,151	$—	$—	$2,673,789
Outflow	1,432,661	1,283,204	—	—	2,715,865

	$(34,023)	$(8,053)	$—	$—	$(42,076)

Forward exchange contracts
Inflow	$497,758	$—	$—	$—	$497,758
Outflow	496,919	—	—	—	496,919

	$839	$—	$—	$—	$839

2)	Financing facilities

	March 31, 2014	December 31, 2013	March 31, 2013

Unsecured bank loan facility
Amount used	$505,077	$254,357	$155,873
Amount unused	8,824,923	8,474,923	8,594,127

	$9,330,000	$8,729,280	$8,750,000

Secured bank loan facility
Amount used	$1,700,000	$1,700,000	$1,750,000
Amount unused	600,000	600,000	600,000

	$2,300,000	$2,300,000	$2,350,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because the ROC government has significant influence over Chunghwa. Chunghwa believes that all revenues and costs of doing business are reflected in the consolidated financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Associate
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Associate
Skysoft Co., Ltd. (“SKYSOFT”)	Associate
KingWaytek Technology Co., Ltd. (“KWT”)	Associate
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Associate
Viettel-CHT Co., Ltd. (“Viettel”)	Associate
Huada Digital Corporation (“HDD”)	Jointly controlled entity
Chunghwa Benefit One Co., Ltd (“CBO”)	Jointly controlled entity
International Integrated System, Inc. (“IISI”)	Associate
Senao Networks, Inc. (“SNI”)	Associate of SENAO
HopeTech Technologies Limited (“HopeTech”)	Associate of SIS
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Associate
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Associate
Other related parties
Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd. (“Sochamp”)	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
United Daily News Co., Ltd. (“UDN)	Investor of significant influence over SFD

b.	Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended March 31
	2014	2013

Associates	$84,109	$87,708

Jointly controlled entities	$1,496	$976

Others	$15,558	$1,329

	Purchases
	Three Months Ended March 31
	2014	2013

Associates	$385,216	$338,318

Jointly controlled entities	$—	$571

Others	$53,057	$47,480

2)	Non-operating transactions

	Three Months Ended March 31
	2014	2013

Associates	$—	$8,068

3)	Receivables

	March 31, 2014	December 31, 2013	March 31, 2013

Associates	$56,663	$59,875	$40,949
Jointly controlled entities	783	1	—
Others	4,573	9,428	—

	$62,019	$69,304	$40,949

4)	Payables

	March 31, 2014	December 31, 2013	March 31, 2013

Associates	$495,547	$549,012	$527,608
Jointly controlled entities	326	—	—
Others	6,911	7,797	5,458

	$502,784	$556,809	$533,066

5)	Customers’ deposits

	March 31, 2014	December 31, 2013	March 31, 2013

Associates	$6,537	$994	$2,942

6)	Acquisition of property, plant and equipment

	Three Months Ended March 31
	2014	2013

Associates	$170,786	$510,738

The above amount is mainly attributable to telecommunications equipment bought from TISE.

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended March 31, 2014 was $105,028 thousand, which consisted of an offsetting credit of the prepayment of $45,864 thousand and an additional accrual of $59,164 thousand. The prepayment was $2,520,908 thousand (classified as prepaid rents-current $204,395 thousand, and prepaid rents-noncurrent $2,316,513 thousand) as of March 31, 2014.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the three months ended March 31, 2014 and 2013 were as follows:

	Three Months Ended March 31
	2014	2013

Short-term benefits	$73,752	$77,300
Share-based payment	9,776	—
Post-employment benefits	2,100	573

	$85,628	$77,873

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

39.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and contract deposits.

	March 31, 2014	December 31, 2013	March 31, 2013

Property, plant and equipment, net	$2,744,890	$2,668,409	$2,690,544
Land held under development and land held for development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	10,541	10,541	10,520

	$4,754,164	$4,677,683	$4,699,797

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $3,858,123 thousand as of March 31, 2014.

b.	Acquisitions of telecommunications equipment were of $27,325,141 thousand as of March 31, 2014.

c.	Unused letters of credit were of $230,084 thousand as of March 31, 2014.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

41.	EXCHANGE RATE INFORMATION OF FOREIGN FINANCIAL ASSETS AND LIABILITIES

The significant information of foreign-currency financial assets and liabilities as below:

	March 31, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial assets

Monetary items
Cash
USD	$8,035	30.47	$244,813
EUR	1,379	41.93	57,801
JPY	7,351	0.296	2,176
SGD	5,678	24.17	137,231
Accounts receivable
USD	143,186	30.47	4,362,887
EUR	60	41.93	2,517
JPY	5,370	0.296	1,590
SGD	94	24.17	2,275
Non-monetary items
Investments accounted for using equity method
USD	889	30.47	27,096
SGD	23,158	24.17	559,737

Financial liabilities

Monetary items
Accounts payable
USD	160,963	30.47	4,904,548
EUR	29,265	41.93	1,227,091
JPY	25,123	0.296	7,436
SGD	24	24.17	591

	December 31, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial assets

Monetary items
Cash
USD	$6,446	29.80	$192,118
EUR	96	41.09	3,947
JPY	1,483	0.284	421
SGD	5,912	23.58	139,416
Accounts receivable
USD	135,595	29.80	4,041,407
EUR	35	41.09	1,419
JPY	5,012	0.284	1,423
SGD	102	23.58	2,416

(Continued)

	December 31, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Non-monetary items
Available-for-sale financial assets
USD	$814	29.80	$24,267
Investments accounted for using equity method
USD	854	29.80	25,564
SGD	22,046	23.58	519,839

Financial liabilities

Monetary items
Accounts payable
USD	121,194	29.80	3,612,179
EUR	31,580	41.09	1,297,617
JPY	39,738	0.284	11,286
SGD	22	23.58	519

(Concluded)

	March 31, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial assets

Monetary items
Cash
USD	$17,081	29.83	$509,440
EUR	133	38.23	5,079
JPY	6,630	0.32	2,103
SGD	804	24.07	19,348
Accounts receivable
USD	130,515	29.83	3,892,600
EUR	170	38.23	6,515
JPY	896	0.32	284
SGD	150	24.07	3,609
Non-monetary items
Available-for-sale financial assets
USD	325	29.83	9,705
Investments accounted for using equity method
USD	828	29.83	23,516
SGD	19,425	24.07	579,349

Financial liabilities

Monetary items
Accounts payable
USD	125,509	29.83	3,743,306
EUR	28,730	38.23	1,098,349
JPY	16,156	0.32	5,125
SGD	68	24.07	1,632

42.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entity): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 7.

j.	Financial transactions: Please see Notes 7, 10 and 37.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

43.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-Telecom services, and the corporate related items not allocated to reportable segments.

Segment Revenue and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Three months ended March 31, 2014

Revenue
From external customers	$17,150,734	$27,508,058	$6,134,047	$3,798,197	$458,876	$55,049,912
Intersegment revenues	5,032,705	1,494,751	1,196,814	486,767	173,374	8,384,411

Segment revenues	$22,183,439	$29,002,809	$7,330,861	$4,284,964	$632,250	63,434,323

Intersegment elimination						(8,384,411)

Consolidated revenues						$55,049,912

Segment income before income tax	$5,242,788	$5,475,634	$2,275,093	$13,636	$(665,449)	$12,341,702

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Three months ended March 31, 2013

Revenue
From external customers	$18,052,397	$27,897,583	$6,017,476	$3,816,889	$832,648	$56,616,993
Intersegment revenues	4,681,420	1,443,772	862,396	415,446	188,590	7,591,624

Segment revenues	$22,733,817	$29,341,355	$6,879,872	$4,232,335	$1,021,238	64,208,617

Intersegment elimination						(7,591,624)

Consolidated revenues						$56,616,993

Segment income before income tax	$4,768,360	$4,849,741	$2,163,481	$340,228	$(562,986)	$11,558,824

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Notes
		Name	Nature of Relationship (Note 2)

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,702,969	$1,371,150	$1,371,150	$43,536	$—	0.37%	$14,811,876	Notes 3 and 4
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,674,330	3,300,000	3,300,000	1,650,000	3,300,000	0.89%	3,674,330	Note 5

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.
b.	Majority owned subsidiary.
c.	The Company and subsidiary owns over 50% ownership of the investee company.
d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e.	Guaranteed by the Company according to the construction contract.
f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 1% of the total equity attributable to stockholders of the parent of the latest financial statement of Chunghwa.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide shall not exceed 4% of the total equity attributable to stockholders of the parent of the latest financial statement of Chunghwa.

Note 5:	The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927	$1,789,530	12	$—	—
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	16,200	162,000	17	—	—
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—	168,605	4	—	—
		Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617	77,018	3	—	—
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	4,275	42,750	8	—	—
		Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000	31,390	2	—	—
		CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000	—	18	—	—
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765	—	10	—	—
		Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200	—	7	—	—
		China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	2,649,402	5	2,649,402	Note 2

		Bond
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	100,049	—	100,566	Note 3
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	25,029	—	25,141	Note 3
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	99,961	—	100,649	Note 3
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	150,345	—	150,974	Note 3
		NAN YA Company 2nd Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	50,139	—	50,322	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,105	—	100,354	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	300,628	—	301,063	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,846	—	301,958	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,487	—	100,653	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	99,944	—	100,394	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	200,215	—	200,788	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	$199,889	—	$200,788	Note 3
		TSMC 2nd Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	199,866	—	200,844	Note 3
		TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,860	—	200,727	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	87,686	—	88,024	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	50,093	—	50,299	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	50,111	—	50,299	Note 3
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	125,138	—	125,524	Note 3
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,096	—	100,425	Note 3
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	200,273	—	200,849	Note 3
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,746	—	301,087	Note 3
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,899	—	301,610	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,885	—	150,880	Note 3
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,816	—	201,506	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	204,452	—	205,021	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	102,183	—	102,511	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,144	—	200,910	Note 3
		Chinese Petroleum Corporation 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,861	—	200,530	Note 3
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	202,202	—	204,049	Note 3
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	303,882	—	306,074	Note 3
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	301,265	—	300,764	Note 3
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,219	—	100,255	Note 3
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	302,244	—	302,050	Note 3
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	201,367	—	201,367	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	$205,382	—	$206,572	Note 3
		Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	206,209	—	205,446	Note 3
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	100,020	—	100,085	Note 3
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	20,009	—	20,017	Note 3
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	50,030	—	50,173	Note 3
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	174,875	—	175,792	Note 3
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	50,081	—	50,223	Note 3
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,052	—	100,559	Note 3
		Taiwan Power Co. 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	200,379	—	201,494	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,178	—	302,324	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,960	—	201,549	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,980	—	100,775	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,976	—	39,753	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,940	—	99,382	Note 3
		Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,936	—	100,453	Note 3
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,388	Note 3
		MPLC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	150,052	—	150,069	Note 3
		MPLC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	49,999	—	50,023	Note 3
		MPLC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	49,999	—	50,023	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	200,814	—	201,215	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,057	—	100,055	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,042	—	150,082	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,057	—	100,055	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2014						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)		Percentage of Ownership	Market Value or Net Asset Value

		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—		$300,000	—		$300,596	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—		100,358	—		101,776	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—		301,150	—		305,327	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A issued in 2012	—	Held-to-maturity financial assets	—		300,000	—		299,846	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—		200,558	—		201,043	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—		100,223	—		100,521	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—		301,175	—		301,564	Note 3
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	—	Held-to-maturity financial assets	—		200,465	—		201,608	Note 3
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—		300,000	—		301,886	Note 3
		Eximbank 19-2nd Unsecured Financial Debentures	—	Held-to-maturity financial assets	—		150,000	—		149,998	Note 3

1	Senao International Co., Ltd.	Stocks

		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200		12,000	9		—	—

2	CHIEF Telecom Inc.	Stocks

		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374		3,450	10		—	—
		21Vianet Group. Inc.	—	Available-for-sale financial assets	—	(US$	— —)	—	(US$	— —)	Note 2

14	Chunghwa Investment Co., Ltd.	Stocks

		Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	4,571		73,964	11		—	—
		Digimax Inc.	—	Financial assets carried at cost - noncurrent	1,203		2,641	3		—	—
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	1,425		14,250	3		—	—
		Uni Display Inc.	—	Financial assets carried at cost - noncurrent	2,445		4,867	1		—	—
		A2peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990		—	3		—	—
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649		29,371	—		—	—
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,800		4,070	8		—	—
		Alder Optomechanical Corp.	—	Financial assets carried at cost - noncurrent	666		7,326	1		—	—
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost - noncurrent	800		—	1		—	—
		Mediapro Technology Ltd.	—	Financial assets carried at cost - noncurrent	55		230	—		—	—
		PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	405		91,471	2		91,471	Note 2
		Tons Lightology Inc.	—	Available-for-sale financial assets - noncurrent	1,242		41,491	3		41,491	Note 2

27	Chunghwa Hsingta Co., Ltd.	Stocks

		Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost - noncurrent	—		26,353	5		—	—

(Continued)

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated amortization.
Note 2:	Market value was based on the closing price of March 31, 2014.
Note 3:	Market value of was based on the average trading price on March 31, 2014.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition
						Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount

0	Chunghwa Telecom Co., Ltd.	Bonds
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—		$300,000 (Note 2)	—		—
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—		350,000 (Note 2)	—		—

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	59,175	(US$	1,750,220 59,175)	11,000	(US$	332,043 11,000)

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	58,440	(US$	1,727,221 58,440)	11,000	(US$	332,043 11,000)

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	(US$	709,528 24,000)	—	(US$	241,734 8,000)
		Senao International Trading (Shanghai) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	(US$	653,055 22,000)	—	(US$	90,309 3,000)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Bonds
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	—	$300,000 (Note 2)	—	—		$—
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	350,000 (Note 2)	—	—		—

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	—	70,175	(US$	2,082,263 70,175 (Note 3	) )

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	—	—	—	—	69,440	(US$	2,059,264 69,440 (Note 3	) )

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	—	—	(US$	951,262 32,000 (Note 3	) )
		Senao International Trading (Shanghai) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	—	—	(US$	743,364 25,000 (Note 3	) )

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

Chunghwa Precision Test Tech Co., Ltd.	Land and building	March 6, 2014	$435,000	Based on the contract, the amount of which $87,000 thousand was paid as of March 31, 2014 and the rest would be paid in April, 2014.	Teamyoung Advance Ceramics Co., Ltd.	—	—	—	—	—	In accordance with land appraisal report	Manufacturing purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)		% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$231,413 (Note 5)	—	30 days	$—	—	$16,346 (Note 5)		—

				Purchase	2,692,941 (Note 5)	8	30-90 days	—	—	(1,199,433 (Note 5	) )	(10)

		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	139,006 (Note 5)	—	30 days	—	—	(259,009 (Note 5	) )	—

		Honghwa Human Resources Co., Ltd.	Subsidiary	Purchase	273,355 (Note 5)	—	30 days	—	—	(221,493 (Note 5	) )	—

		ST-2 Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	105,028	—	30 days	—	—	(102,635)		—

		Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee	Purchase	120,091	—	30-90 days	—	—	(255,308)		—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,693,785 (Note 5)	26	30-90 days	—	—	1,210,051 (Note 5)		69

				Purchase	176,972 (Note 5)	2	30 days	—	—	(10,664 (Note 5	) )	—

		HopeTech Technologies Limited	Equity-method investee	Purchase	119,241	1	30 days	—	—	(38,452)		(1)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	139,006 (Note 5)	—	30 days	—	—	259,009 (Note 5)		—

36	Honghwa Human Resources Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	290,213 (Note 5)	—	30 days	—	—	221,493 (Note 5)		100

Note 1:	Purchase included acquisition of services cost.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 5:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$205,039 (Note 2)	18.42	$—	—	$76,811	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,705,048 (Note 2)	8.16	—	—	1,179,979	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	259,009 (Note 2)	3.36	—	—	120,242	—

36	Honghwa Human Resources Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	221,492 (Note 2)	5.01	—	—	104,849	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2014
					March 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,817,119
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,797,816
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,567,453	1,567,453	402,590	100	1,555,086
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	762,484
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	722,348
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	654,062
		Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	490,178
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	375,273	348,089	1	100	281,502
		Honghwa Human Resources Co., Ltd..	Taiwan	Human resources service	180,000	180,000	18,000	100	197,263
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	185,822
		Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	7,015	56	129,232
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	119,514
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	103,027	103,027	—	100	88,123
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	51,960
		Chunghwa Telecom Japan Co., Ltd.	Japan	Inter national telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	27,528
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	10,544
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—
		International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	293,270
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	290,264
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	277,865
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	168,342
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	93,275
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	2,879	33	69,453
		Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	30,000	30,000	3,000	19	27,229

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$182,929	$49,384	Subsidiary (Note 5)
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	(4,704)	(4,578)	Subsidiary (Note 5)
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	(18,602)	(18,602)	Subsidiary (Note 5)
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	58,488	58,488	Subsidiary (Note 5)
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	(681)	9.128	Subsidiary (Note 5)
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	58,170	40,987	Subsidiary (Note 5)
		Chunghwa Investment Co., Ltd.	Taiwan	Investment	7,886	7,018	Subsidiary (Note 5)
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	(7,914)	(7,898)	Subsidiary (Note 5)
		Honghwa Human Resources Co., Ltd..	Taiwan	Human resources service	5,834	5,834	Subsidiary (Note 5)
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	6,006	6,006	Subsidiary (Note 5)
		Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	3,951	2,483	Subsidiary (Note 5)
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	1,116	1,680	Subsidiary (Note 5)
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	1,025	1,025	Subsidiary (Note 5)
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	2,472	1,624	Subsidiary (Note 5)
		Chunghwa Telecom Japan Co., Ltd.	Japan	Inter national telecommunications IP fictitious internet and internet transfer services	1,264	1,264	Subsidiary (Note 5)
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	(12,059)	(3,776)	Subsidiary (Note 5)
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	Subsidiary (Notes 3 and 5)
		International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	3,232	995	Associate
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	20,282	6,087	Associate
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	168,249	63,664	Associate
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	31,405	10,124	Associate
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	3,168	950	Associate
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	(16,879)	(5,385)	Associate
		Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	(7,944)	(1,528)	Associate

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2014
					March 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	$48,113	$48,113	452	13	$815
		Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	224,645
		Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	—	5,000	50	48,446

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	684,187
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,082,263	1,750,220	70,175	100	1,028,195

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	2,000	2,000	200	100	1,515
		Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	21,419

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	19,435

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	10,000	10,000	—	100	9,745

8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business	2,793,667	2,793,667	83,290	100	2,716,343

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	559,737

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	10,936	51	163,634
		Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	16,175
		Panda Monium Company Ltd.	Cayman	The production of animation	20,000	20,000	602	43	—
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,000	4	31,294
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	48,204

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,504	12,504	400	100	9,428
		CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	2,008	2,008	600	100	1,846
		Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Electronic materials wholesale and retail and investments	2,957	2,957	100	100	2,399

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,273	348,089	1	100	281,543

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment.	2,059,264	1,727,221	69,440	100	999,489
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	21,177	21,177	5,240	45	29,846

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	26,035	26,035	6,520	100	5,983

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)
							Note

		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	$(7,596)	$(1,022)	Associate
		Huada Digital Corporation	Taiwan	Providing software service	(5,718)	(2,859)	Jointly controlled entity
		Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	(3,109)	(1,554)	Jointly controlled entity

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	123,331	42,289	Associate
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	(135,462)	(135,758)	Subsidiary (Note 5)

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	(30)	(30)	Subsidiary (Note 5)
		Chief International Corp.	Samoa Islands	Investment	1,231	1,231	Subsidiary (Note 5)

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	(178)	(178)	Subsidiary (Note 5)

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	(7)	(7)	Subsidiary (Note 5)

8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business	13,161	13,161	Subsidiary (Note 5)

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	93,183	60,045	Associate

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	8,966	4,539	Subsidiary (Note 5)
		Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	(717)	(717)	Subsidiary (Note 5)
		Panda Monium Company Ltd.	Cayman	The production of animation	—	—	Associate
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	58,170	2,129	Associate (Note 5)
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	182,929	624	Associate (Note 5)

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	3,345	3,345	Subsidiary (Note 5)
		CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	(30)	(30)	Subsidiary (Note 5)
		Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Electronic materials wholesale and retail and investments	(707)	(707)	Subsidiary (Note 5)

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	(7,914)	(7,914)	Subsidiary (Note 5)

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment.	(136,766)	(136,766)	Subsidiary (Note 5)
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	2,916	1,312	Associate

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	(717)	(717)	Subsidiary (Note 5)

(Continued)

Note 1:	The equity in net income (loss) of investees was based on reviewed financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of March 31, 2014.
Note 4:	Investment in mainland China is included in Table 8.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid- in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2014	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2014	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of March 31, 2014	Accumulated Inward Remittance of Earnings as of March 31, 2014	Note
					Outflow	Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	2	$47,321	$—	$—	$47,321	$(178)	100	$(178)	$19,435	$—	Note 7

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	2	25,414	—	—	25,414	(1,463)	49	(716)	5,527	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	951,262	2	709,528	241,734	—	951,262	(56,858)	100	(56,858)	513,657	—	Note 7

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	743,364	2	653,055	90,309	—	743,364	(70,682)	100	(70,682)	308,985	—	Note 7

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	87,540	2	87,540	—	—	87,540	(1,170)	100	(1,170)	78,507	—	Note 7

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	2	263,736	—	—	263,736	(8,051)	100	(8,051)	94,947	—	Note 7

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	2	177,176	—	—	177,176	(6,116)	100	(6,116)	94,295	—	Note 7

Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	189,410	2	142,057	—	—	142,057	(1,267)	75	(951)	135,747	—	Note 7

Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	56,386	2	28,855	—	—	28,855	(1,661)	51	(847)	25,148	—	Note 7

Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	2,970	2	—	2,970	—	2,970	(707)	100	(707)	2,399	—	Note 7

(Continued)

Investee	Accumulated Investment in Mainland China as of March 31, 2014	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA

Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$419,432

Xiamen Sertec Business Technology Co., Ltd. (Note 4)	25,414	79,882	477,781

Senao International Trading Co., Ltd. (Note 5)	2,045,902	2,315,948	—

Chunghwa Telecom (China) Co., Ltd. (Note 6)	177,176	177,176	225,310,417

Jiangsu Zhenghua Information Technology Company, LLC (Note 6)	142,057	142,057	225,310,417

Hua-Xiong Information Technology Co., Ltd. (Note 6)	28,855	44,653	225,310,417

Shanghai Taihua Electronic Technology Limited (“STET”) (Note 4)	2,970	2,970	477,781

Note 1:	Investments were through an holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s reviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.
Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.
Note 7:	The amount was eliminated upon consolidation.
Note 8:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

THREE MONTHS ENDED MARCH 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2014	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	1	Accounts receivable	$16,346	—	—
					Accrued custodial receipts	188,893	—	—
					Accounts payable	1,199,432	—	—
					Amounts collected for others	505,616	—	—
					Revenues	231,413	—	—
					Operating costs and expenses	2,692,941	—	1
					Non-operating expense and losses	19	—	—
					Customer’s deposits	1,041	—	—
			CHIEF Telecom Inc.	1	Accounts receivable	25,639	—	—
					Accounts payable	60,927	—	—
					Amounts collected for others	1,918	—	—
					Revenues	67,426	—	—
					Operating costs and expenses	80,716	—	—
					Customer’s deposits	207	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	1	Accounts receivable	39	—	—
					Revenues	610	—	—
					Non-operating income and gains	120	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	2,268	—	—
					Accrued custodial receipts	6,201	—	—
					Accounts payable	10,277	—	—
					Amounts collected for others	33,879	—	—
					Revenues	5,774	—	—
					Operating costs and expenses	10,899	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts receivable	4,128	—	—
					Accrued custodial receipts	4,992	—	—
					Prepaid expenses	63	—	—
					Accounts payable	259,009	—	—
					Revenues	4,502	—	—
					Non-operating income and gains	1,019	—	—
					Operating costs and expenses	139,006	—	—
					Work in process	95,261	—	—
					Customer’s deposits	7,898	—	—
			Chunghwa Telecom Global Inc.	1	Accounts receivable	7,683	—	—
					Accounts payable	53,664	—	—
					Revenues	9,886	—	—
					Operating costs and expenses	85,109	—	—
					Customer’s deposits	14,939	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Donghwa Telecom Co., Ltd.	1	Accounts receivable	$39,584	—	—
					Accounts payable	59,299	—	—
					Revenues	37,145	—	—
					Operating costs and expenses	18,254	—	—
			Spring House Entertainment Inc.	1	Accounts receivable	5,312	—	—
					Accounts payable	37,250	—	—
					Amounts collected for others	41,110	—	—
					Revenues	15,094	—	—
					Operating costs and expenses	20,618	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co.,	1	Accounts receivable	2,172	—	—
					Accounts payable	6,485	—	—
					Revenues	2,624	—	—
					Operating costs and expenses	17,804	—	—
			Light Era Development Co., Ltd.	1	Accounts payable	4,066	—	—
					Amounts collected for others	700	—	—
					Revenues	807	—	—
					Work in process	9,036	—	—
					Customer’s deposits	80	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	1	Accounts receivable	5,023	—	—
					Accounts payable	5,550	—	—
					Revenues	14,842	—	—
					Operating costs and expenses	15,742	—	—
			Chunghwa Investment Co., Ltd.	1	Revenues	299	—	—
			Chunghwa Telecom (China) Co., Ltd.	1	Accounts payable	715	—	—
					Operating costs and expenses	2,189	—	—
			Smartfun Digital Co., Ltd.	1	Accounts receivable	291	—	—
					Amounts collected for others	4,171	—	—
					Revenues	931	—	—
					Non-operating income and gains	56	—	—
					Customer’s deposits	20	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	1	Accounts payable	151	—	—
					Revenues	2	—	—
					Operating costs and expenses	455	—	—
			Chunghwa Sochamp Technology Inc.	1	Accounts payable	58,111	—	—
					Revenues	85	—	—
					Work in process	12,365	—	—
					Spare parts	5,451	—	—
					Customer’s deposits	95	—	—
			Chief International Corp	1	Accounts receivable	3,804	—	—
					Accounts payable	5,450	—	—
			Honghwa Human Resources Co., Ltd.	1	Accounts payable	221,721	—	—
					Revenues	456	—	—
					Operating costs and expenses	15,083	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	1	Senao International Co., Ltd.	Light Era Development Co., Ltd.	3	Revenues	$40	—	—
			Spring House Entertainment Inc.	3	Revenues	26	—	—
			Smartfun Digital Co., Ltd.	3	Revenues	115	—	—

	2	CHIEF Telecom Inc.	Chunghwa System Integration Co., Ltd.	3	Accounts receivable	1	—	—
					Revenues	4	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	3	Accounts receivable	590	—	—
					Revenues	2,156	—	—
			Spring House Entertainment Inc.	3	Revenues	582	—	—
			Donghwa Telecom Co., Ltd.	3	Revenues	202	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	29	—	—
			Light Era Development Co., Ltd.	3	Revenues	65	—	—
			Honghwa Human Resources Co., Ltd.	3	Revenues	101		—

	5	Chunghwa Telecom Global, Inc.	CHIEF Telecom Inc.	3	Accounts receivable	5	—	—
					Revenues	5	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	290	—	—
					Revenues	863	—	—
			Chunghwa Telecom Singapore Pte., Ltd	3	Accounts receivable	41,115	—	—
					Revenues	587	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Accounts receivable	70	—	—
					Non-operating income and gains	95	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	3	Prepaid expenses	21,218	—	—

	7	Spring House Entertainment Inc.	Smartfun Digital Co., Ltd.	3	Prepaid expenses	93	—	—

	8	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	3	Revenues	21,695	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	CHIEF Telecom Inc.	3	Accounts receivable	791	—	—
					Revenues	2,598	—	—
			Chunghwa Telecom Global, Inc.	3	Accounts receivable	40,539	—	—
					Revenues	10,094	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Accounts receivable	4	—	—
					Revenues	147	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	759	—	—
					Revenues	3,155	—	—

	31	Smartfun Digital Co., Ltd.	Spring House Entertainment Inc.		Revenues	2,223	—	—

	33	Chunghwa Sochamp Technology Inc.	Hua-Xiong Information Technology Co., Ltd.	3	Accounts receivable	65	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

(Continued)

Note 2:	Related party transactions are divided into three categories as follows:

1.	The Company to subsidiaries.
2.	Subsidiaries to the Company.
3.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms were determined in accordance with mutual agreements.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2014, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the three months ended March 31, 2014.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)